 NDT VENTURES LTD.

NORTHAIR GROUP COMPANY

SUITE 860 - 625 HOWE STREET • VANCOUVER, BC  • V6C 2T6  CANADA •

TEL: (604) 687-7545  FAX: (604) 689-5041

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange

RE:

NDT VENTURES LTD. (“Issuer”)

Interim Financial Statements and Form 51-102F1

We confirm that the Issuer’s interim financial statements for the first quarter ended August 31, 2004, and its Form 51-102F1 dated October 18, 2004 were mailed October 29, 2004 to shareholders who appear on the Supplemental Mail List of the Issuer.

Concurrently with this mailing, the Issuer has issued a news release in compliance with NI 54-102.

We are filing this material with you in compliance with the applicable securities legislation and listing requirements.

Dated at Vancouver, British Columbia, this 29th day of October 2004

NDT VENTURES LTD.

Per:

/signed/

Gail Sharp, Corporate Secretary